Exhibit 99.1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Amendment No. 7 to Original Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of TCG BDC II, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

 Dated: March 23, 2020

THE NATIONAL COMMERCIAL BANK

By:	/s/ Ali K. Shubbar
Name:	Ali K. Shubbar
Title:	Head, Treasury Operations & Bahrain Operations

By:	/s/ Reem Al-Majed
Name:	Reem Al-Majed
Title:	Treasurer, Bahrain Branch

NCB CAPITAL COMPANY
By:	/s/ Wisam Fasihaldin
Name:	Wisam Fasihaldin
Title:	Chief Finance Officer